TimefireVR Inc.

7150 E. Camelback Rd.

Suite 444

Scottsdale AZ, 85251

July 19, 2018

VIA EDGAR

Edwin Kim, Attorney-Advisor

Folake Ayoola, Special Counsel

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: TimefireVR Inc.

Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A

Filed June 12, 2018

File No. 000-31587

Dear Mr. Kim:

In your letter dated July 5, 2018 (the “Staff Comment Letter”), you requested that we respond to your comments regarding our Schedule 14A within 10 business days or advise you when we would provide a response.

We are planning to file for an Exemption with the Division of Corporation Finance’s Office of Chief Accountant, pursuant to Rule 3-13 of Regulation S-X, regarding Timefire LLC’s financial statements and pro forms financial information (the “Financial Information”). We are currently waiting for the Company’s Chief Financial Officer to determine what financial information is available to respond to the Staff Comment Letter’s requests regarding the Financial Information without unreasonable effort and expense so we can determine what Financial Information will be the subject of the requested Exemption. Accordingly, we respectfully request a 10 business day extension, until August 2, 2018, to file our response to the Staff Comment Letter.

Thank you for your consideration of our request for an extension. If you have any questions, please do not hesitate to call our legal counsel at (561) 227-4557.

Very truly yours,

/s/Jonathan Read

_______________________

Jonathan Read

Chief Executive Officer

CC: Michael Harris, Esq.

Nason, Yeager, Gerson, White & Lioce, P.A.